SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2006

CIMATRON LIMITED

(Translation of Registrant’s name into English)

11 Gush Etzion Street, Givat Shmuel, Israel

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐ No ☒

FOR IMMEDIATE RELEASE

Cimatron’s Tool Shop Optimization

Online Seminar Attracts Record Attendance

Novi, MI, – May 22, 2006 – Cimatron Limited (NASDAQ: CIMT), a leading provider of integrated, quoting-to-delivery CAD/CAM solutions for the tooling industry, today announced that over four hundred tooling industry executives have signed up to view a recent online seminar (webinar) held April 20, 2006, by its US subsidiary, Cimatron Technologies, Inc., on the topic of tool shop optimization. Titled “Tool Shop Optimization: Why Technology is Not Enough”, the webinar was hosted by leading industry publication American Machinist and sponsored by Cimatron and Tooling University. “The record interest in the topic is a direct result of the business and operational challenges placed on the tooling industry by mounting global competition,” said Bruce Vernyi, Editor-in-Chief, at American Machinist.

“When faced with these challenges, a common reaction is to grab for the most immediate solution – be it purchasing a new machine, extending business hours, outsourcing, or adding a new, detached software solution,” said Sam Golan, President and CEO of Cimatron Technologies, Inc. and a keynote speaker at the seminar. “Despite significant investment, many of these solutions fail to address the problems at hand, leaving tool shop executives in search for answers.”

The webinar presentation included an eight-step methodology developed by Cimatron to help tool shops address these issues by analyzing and optimizing their processes from quoting to delivery.

Rich Dorans, Vice President of Operations at PTA Corporation, a recognized leader in injection moldmaking and molding, described in the webinar how PTA was able to flourish in this competitive industry using the Cimatron optimization approach.

“Even with my busy schedule, I managed to stay tuned for the entire presentation,” said Rayner Haupt, CNC Programmer/Mold Maker at Huronia Precision Plastics, Inc., who attended the session. “This was an extremely informative session and well worth attending.”

Tooling executives that are interested in learning more about tool shop optimization can view a recording of the webinar by signing up on the Cimatron Technologies, Inc. website at www.cimatrontech.com.

About Cimatron

Cimatron is a leading provider of integrated, CAD/CAM solutions for the tooling industry. Cimatron is committed to providing mold, tool and die makers with comprehensive, cost-effective solutions that streamline manufacturing cycles, enable collaboration with outside vendors, and ultimately shorten product delivery time. Worldwide, more than 8,500 customers (directly and indirectly), with installations in the automotive, consumer plastics, and electronics industries, employ Cimatron’s cutting-edge CAD/CAM solutions for manufacturing.

Founded in 1982, Cimatron is publicly traded on the NASDAQ exchange under the symbol CIMT. Cimatron’s subsidiaries and extensive distributor network are located in over 35 countries to serve customers worldwide with complete pre- and post-sales support.

For more information, please visit www.cimatron.com and/or www.cimatrontech.com

About Tooling University

Tooling University provides online training courses for people in the manufacturing industry. These courses are delivered through a powerful Learning Management System (LMS) that allows companies to assess training needs and track performance. Tooling University offers general training classes, as well as custom-created material for Fortune 500 manufacturers.

For more information about Tooling University, visit www.toolingu.com or contact a TU sales representative at 1-866-706-8665.

For More Information Contact:

Lisa Sterling

Cimatron Technologies, Inc.
Phone: (248) 596-9700 x234
Email: lsterling@cimatrontech.com

This press release includes forward looking statements, within the meaning of the Private Securities Litigation Reform Act Of 1995, which are subject to risk and uncertainties that could cause actual results to differ materially from those anticipated. Such statements may relate to the company’s plans, objectives and expected financial and operating results. The words “may,” “could,” “would,” “will,” “believe,” “anticipate,” “estimate,” “expect,” “intend,” “plan,” and similar expressions or variations thereof are intended to identify forward-looking statements. Investors are cautioned that any such forward-looking statements are not guarantees of the future performance and involve risks and uncertainties, many of which are beyond the company’s ability to control. The risks and uncertainties that may affect forward looking statements include, but are not limited to: currency fluctuations, global economic and political conditions, marketing demand for Cimatron products and services, long sales cycle, new product development, assimilating future acquisitions, maintaining relationships with customers and partners, and increased competition. For more details about the risks and uncertainties of the business, refer to the Company’s filings with the Securities and Exchanges Commission. The company cannot assess the impact of or the extent to which any single factor or risk, or combination of them, may cause. Cimatron undertakes no obligation to publicly update or revise any forward looking statements, whether as a result of new information, future events or otherwise.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CIMATRON LIMITED By: /s/ Ilan Erez —————————————— Ilan Erez Chief Financial Officer

Dated: May 22, 2006